Exhibit 99.1

SOPHiA GENETICS Hits Milestone of One Million Genomic

Profiles Analyzed by the SOPHiA DDM™ Platform

BOSTON, United States and LAUSANNE, Switzerland – April 26, 2022 – SOPHiA GENETICS (Nasdaq: SOPH), a leader in data-driven medicine, has reached the milestone of one million genomic profiles analyzed by its SOPHiA DDM™ Platform, securing its position as one of the largest knowledge sharing platforms connecting thousands of healthcare professionals and researchers across more than 70 countries.

Founded in 2011, SOPHiA GENETICS set out to create a world where every clinician has a multidimensional understanding of diseases by integrating data and sharing insights for the benefit of patients across the globe. What began as a research tool for hospitals and research labs, has since evolved into the SOPHiA DDM™ Platform of today – a collaborative community of thousands of healthcare specialists. Since launch, the platform has grown exponentially, analyzing 39 to 70 percent more patient profiles year-over-year. It took SOPHiA GENETICS five years to hit the milestone of 500,000 genomic profile analyses and just under two years to double that.

Having facilitated the analysis of one million genomic profiles, the SOPHiA DDM™ Platform has been exposed to a highly diverse array of genomic variants needed to continually hone machine learning algorithms for the accurate detection of rare and challenging cases.  By then sharing these insights, users across the growing SOPHiA DDM™ Community can save time pulling the right signal from the noise to reveal what matters most and help make better-informed decisions for their patients.

Powered by AI and machine learning, the cloud-based SOPHiA DDM™ Platform was designed to scale, enabling the company to compute more data, support additional data modalities, expand to new geographies, and deploy new applications including added capabilities to longitudinally follow patient’s data while being treated for cancer. Since its inception in genomics, the SOPHiA DDM™ Platform has evolved to include the analysis of clinical, biological, genomic, and radiomic data to support the numerous ongoing multimodal studies supported by SOPHiA GENETICS. The company is also collaborating with GE Healthcare to advance cancer care by better targeting and matching treatment to a patient’s genomic profile and cancer type.

“Since launching our SOPHiA DDM™ platform, it has become clear that our vision to bridge science and technology to turn complex multimodal data into valuable insights is resonating among healthcare institutions and their patients globally,” said Jurgi Camblong, co-founder and CEO of SOPHiA GENETICS. “They see the value of our collaborative, decentralized platform that breaks down data silos to provide equal access to knowledge and capabilities for the benefit of patients worldwide. I am very proud of this incredible milestone and look forward to the continued growth and diversity of our network.”

To learn more about how SOPHiA GENETICS’ data-driven insights are improving diagnosis, treatment, and drug development for patients and the larger medical community, visit www.sophiagenetics.com.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a health care technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit www.sophiagenetics.com, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenertics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. . We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contacts:
Eliza Bamonti

ebamonti@sophiagenetics.com